The Enlightened Gourmet, Inc.

236 Centerbrook

Hamden, CT 06518

May 11, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: H. Christopher Owings, Assistant Director

Re:

The Enlightened Gourmet, Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed April 15, 2009

Form 10-K/A for Fiscal Year Ended December 31, 2008

Filed April 6, 2010

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission (the “Staff”) as set forth in a follow-up comment letter dated April 26, 2010 relating to the above-referenced filings of The Enlightened Gourmet, Inc. (the "Company"). The answers set forth herein refer to each of the Staff’s comments by number.

Form 10-K/A for Fiscal Year Ended December 31, 2008

Exhibit 23.1

1.

We note that you have provided the consent of your accountants. However, we note the following: 1) the consent is not dated; 2) the consent does not include the incorporation of the accountants’ report into your Form S-8 (file number 333-153855); and 3) it refers to the Form 10 K/A filed April 5, 2010, while the correct date is April 6, 2010. Please revise and refile.

Response:

The Company will revise Exhibit 23.1 to: 1) include the dated date of April 6, 2010, 2) include the incorporation by reference of the Company’s Form S-8 (file number 333-153855), and 3) correct the filing date to April 6, 2010. The Company will refile the amended Exhibit 23.1.

Exhibits 31.1 and 31.2

2.

Your certification should appear exactly as set forth in Item 601(b)(31) of Registration S-K. In this regard, in paragraph 1 you refer to “this Amendment #1 to the annual report on Form 10-K” rather than referring simply to “this annual report on Form 10-K.” Also, in paragraph 5.a. you have included the extraneous language at the end of the paragraph, “and have identified for the registrant’s auditors any material weaknesses in internal controls.”

Response:

The Company will revise both Exhibit 31.1 & 31.2 by deleting the phrase “this Amendment #1 to the annual report on Form 10-K” in paragraph and replacing it with “this annual report on Form 10-K.” Additionally, the Company will delete the extraneous language in paragraph 5.a., “and have identified for the registrant’s auditors any material weaknesses in internal controls.” The Company will refile the amended Exhibits 31.1 & 31.2.

Form 10-K for Fiscal Year Ended December 31, 2009

3.

Please revise in accordance with the above comments, as applicable.

Response:

The Company will revise Exhibit 23.1: 1) to add the dated date of April 14, 2010, and 2) include the incorporation by reference of the Company’s Form S-8 (file number 333-153855).

Additionally, the Company will revise both Exhibit 31.1 & 31.2 by deleting the extraneous language in paragraph 5.a., “and have identified for the registrant’s auditors any material weaknesses in internal controls.”

The Company will refile amended Exhibits 23.1, 31.1 & 31.2.

In connection with the Company’s responses to the Staff’s comments, the Company hereby acknowledges the following:

•

the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Alexander L Bozzi, III

President

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